Mail Stop 3561						September 2, 2005

David Nunn, President
Fortune Oil & Gas, Inc.
305-1657 Martin Drive White Rock, British Columbia
Canada V4A-6E7

	Re: 	Fortune Oil & Gas, Inc.
		Form 10-SB
		Filed August 8, 2005
		File No. 0-51484

Dear Mr. Nunn:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. Please be advised that your registration statement will automatically become effective sixty days after filing. Since you initially filed on August 8, 2005, your filing will become effective on October 7, 2005. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934, even if we have not cleared your comments. If you do not wish to incur those obligations until all of the following issues are resolved, you may wish to consider withdrawing your registration statement and resubmitting a new registration statement when you have revised your document.



Item 1.  Description of Business, page 2

Background; Acquisition of GFB Resources (Java) Ltd. ..., page 2
2. We note you were incorporated in January 1980 and acquired the rights to extract and sell oil from the North Java Sea in May 2000.
Please briefly explain your activities during the interim.
3. Please explain "solution gas" in the third paragraph". Also explain other technical or industry terms in your document, such as
"net feet of pay" in risk factor 10 on page 8.

Asset Purchase and Sale Agreement and Joint Venture ..., page 3
4. Please explain the basis of your belief that if required, you could identify and contract with a suitable replacement for CRC to operate the Camar field, or act as operators yourselves, without causing an adverse effect on your business, operations or revenues.

Operation of the Camar and Tuban Oil and Natural Gas Fields, page
4
5. Please revise your filing to include your plan with respect to securing the use of a storage tanker at the Camar field by the end of
September 2005. In doing so, please update this disclosure for any progress made towards such goal.

Unused Oil and Natural Gas Reserves at the Camar Field..., page 5
6. We note that you presently have no plans to undertake studies, explore the oil reserves nor develop the natural gas reserves at the
Camar field or the Turban field. Please discuss the prerequisites, financial and otherwise, for doing so. Also discuss this under Underdeveloped Oil and Natural Gas Reserves at the Tuban Field on page
6.

Historical Oil Production at the Camar Field, page 5
7. We note that your 2004 oil production is almost five times lower than that for 2003. Please explain to us why your 2004 production costs on page F-4 are 35% higher than those in 2003. Amend your document if it is appropriate.

Employees, page 6
8. It does not appear you have filed your employment agreement with
Mr. Yunianto as an exhibit.  Please advise or revise.
, Risk Factors Concerning our Business and Operations, page 6

Risk factor 3 "We are Dependant on the Services of Key Management and
Employees"
9. As currently drafted, this risk factor could apply to any company.
Please replace it with an appropriately captioned risk factor that discloses, if true, that management has little or no practical experience in the oil and gas industry. Discuss the impact that this may have or has had on your operating results.

Item 2. Management`s Discussion of Analysis or Plan of Operation, page 12
10. We note that the Camar field has not performed as well as the previous operators had predicted. Please discuss this in further detail and explain if this has affected your activities in any way.
For example, if you are examining means to maximize current oil production through the upgrading of systems and the employment of enhanced recovery methods, please describe.
11. Briefly describe the production difficulties you encountered in
2004 and what you have done to overcome them.
12. Please note that Item 303(b)(1) of Regulation S-B requires, as applicable, a discussion of any known trends, events, or uncertainties that are reasonably likely to have a material effect on your net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would otherwise cause reported financial information not necessarily to be indicative of future operating results or financial condition. For example, are there any trends that you anticipate will impact your revenues and do you expect your revenues to increase, decrease or stay the same? Please revise accordingly. For additional guidance, please refer to SEC Releases
33-6835, 33-8056, and 33-8350.
13. Please discuss any seasonal aspects that had a material effect on your financial condition or results of operation.

Liquidity and Capital Resources, page 18
14. Please describe all internal and external sources of liquidity, as well as any material commitments for capital expenditures and the expected sources of funds for such expenditures.
15. Please revise your filing to update liquidity and capital resources to include a discussion and analysis of historical cashflows for all periods presented.
16. Please revise your filing to update your discussion and analysis of historical cashflows to ensure it is not merely a recitation of changes evident from the financial statements. For example, you indicate that your operating cash flows for the three months ended March 31, 2005 reflect your net profit of $11,519,588 and that you had negative working capital of $12,187,331. Please provide analysis explaining the underlying reasons for the fluctuations in the working capital accounts. Also provide insight into whether you expect your historical cash flow performance to be indicative of future performance. Finally, we note that your disclosure of net profit of
$11,519,588 for the three months ended March 31, 2005 is different than the $11,295,718 of net income reflected on your consolidated statement of operations for the same period. Please revise or advise.
17. We note your disclosure that cash used by financing activities for the three months ended March 31, 2005 consisted principally of the payoff of short-term debt and related interest expenses of $3,536,847.
Please revise your filing to comply with paragraph 23d of SFAS 95. In addition, it appears that your current disclosure includes a typo such that short-term debt is described as short-debt.
18. Please revise your filing to include disclosure that addresses the effect, if any, of the existence of a net working capital deficit on your ability to operate your business and meet your obligations as they come due. Also, consider disclosure of material changes in your net working capital deficit, and the reasons for any such material changes. See Item 303 of Regulation S-B.

Item 6.  Executive Compensation, page 22
19. You state that during the 2004 fiscal year, none of your executive officers received compensation of at least $100,000 per year. However, this does not appear to be correct in light of the amounts shown in your summary compensation table. Please advise or revise.

Consolidated Financial Statements, page F-1

General
20. Your financial statements as of and for the periods ended June
30,
2005 should be included when filing your amended registration statement.
21. Please separately state, in a note to your financial statements, the names of the specific creditors and the amounts owed to each with respect to your accounts payable and accrued liabilities that reconciles to the amounts recorded on the face of the balance sheet for all periods presented. Please provide such information for all creditors who were owed 10% or more of the total accounts payable and accrued liabilities balance as of December 31, 2004. In addition, please revise your results of operations to include the creditors` names whereby you recorded a gain on settlement of trade payables at less than book value and the status of any ongoing negotiations with such creditors.

Note 3. Summary of Significant Accounting Policies, page F-8
22. Please revise your filing to include the components of your net deferred tax asset and all related disclosures as required by paragraphs 43-49 of SFAS 109. In addition, please tell us and disclose why you have not recorded current tax expense for the quarter ended March 31, 2005. In doing so, please discuss the implications of capital gains and ordinary income/loss with respect to your ability to offset one against the other for income tax purposes.

Note 8 - Sale of Oil Rights, page F-15
23. We note your disclosure that under the terms of the Asset Purchase and Sale Agreement, you have deposited $4,500,000 in a trade debt settlement account for settlement of outstanding debts with creditors of $9,826,622. It appears that a portion or all of the gain recognized should be deferred pending the outcome of your settlement negotiations with creditors. Please provide us a detail of this transaction which includes the cost basis of the properties sold, the total of all creditors` debts subject to negotiation included in the terms of sale agreement and the amount of such debts subsequently settled including the amounts paid in final settlement. Additionally, explain to us why $1,000,000 of the sale proceeds was deposited in a joint operating account.

Note 9. Short Term Debt, page F-17
24. We note that you secured certain promissory notes due to NOWMCO with a vessel and 5 million shares of your common stock. On July 11,
2002, NOWMCO assigned its rights under the Loan Agreement to Enterprise Trading Limited. On August 19, 2004, Enterprise foreclosed on the loan and exercised its rights under the Loan Agreement to obtain possession of your vessel. Please revise your filing to clarify whether Enterprise retained ownership of the 5 million shares of your common stock that secured the promissory notes. In doing so, please tell us how such common shares impacted your shares outstanding and any potential dilutive effect on earnings per share for all periods presented. Please indicate the appropriate accounting literature to support your position.



Note 10. Shareholders` Equity, page F-19
25. Please revise your filing to include a reconciliation of your computation of earnings per diluted share. Refer to paragraphs 40 and
41 of SFAS 128. In doing so, please tell us the impact to your diluted earnings per share calculation with respect to your contracts and stock-based compensation arrangements that may be settled in stock or cash. In this regard, we note you have a history of issuing stock in payment of salaries, for services provided, and for settlement of debt. Please refer to paragraphs 22 and 29 of SFAS 128.

Supplementary Financial Information on Oil and Natural Gas
Exploration, Development and Production Activities (Unaudited), page
F-28

Costs Incurred, page F-28
26. You disclose acquisition costs incurred of $3.1 million in
2005
and $10.6 million in 2004 and in 2003. Please amend your document here and in the Description of Business section to describe the properties acquired.

Oil and Natural Gas Reserves, page F-28
27. Please amend your document to disclose the standardized measure of discounted future net cash flows as required by Financial Accounting
Standard 69, paragraphs 30-34.
28. Please furnish to us an itemization of the components of the annual production costs you used in the standardized measure.
29. Please provide us with the reserve report by Petroleum Geo-
Services.

* * *

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information investors require for an informed decision.
Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:


* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact John Cannarella , Staff Accountant, at 202-
551-
3337 or William Choi, Accounting Branch Chief, at (202) 551-3716 if you have questions regarding comments on the financial statements and related matters. Please contact Anita Karu, Attorney-Advisor, at 202-
551-3240, David Mittelman, Legal Branch, at (202) 551-3214, or me at
202-551-3725 with any other questions.

      Sincerely,



      H. Christopher Owings
      Assistant Director

Cc:	Jennifer A. Post, Esq.
	Richardson & Patel LLP
	Fax:  (310) 208-1154







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David Nunn
Fortune Oil & Gas, Inc.
September 2, 2005
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